                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JANUARY 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: COO MARCO PATUANO MEETS CONSUMER ASSOCIATIONS TO ILLUSTRATE NEW DEVELOPMENTS IN ULTRA-BROADBAND AND PRICE SIMPLIFICATION, WITH ONE PRICE FOR CALLS MADE FROM HOME DUE TO START IN APRIL

Major boost to fixed line and mobile ultra-broadband. Starting tomorrow, TIM 4G network-based services launch in an additional eight cities and seven new tourist destinations; fibre-optic ultra-internet to debut in a further three cities by the end of February. Nationwide NGAN (Next Generation Access Network) network infrastructure development scheme roll out continues: fiber being laid in 31 cities

From 1 April 2013, price simplification to see introduction of a single charge for all calls from the home phone to domestic landlines and cellphones. New basic rate to offer greater freedom and better value fixed line/mobile traffic, with per-minute prices set to halve. Basic line rental fees to rise by the rate of inflation

COO illustrates what the company has done over the last few years to enhance quality of service through targeted interventions regarding platforms, management systems and staff training

Rome, 15 January 2013

At today’s meeting with Consumer Associations, Telecom Italia COO Marco Patuano talked about the major boost being given to ultra-broadband services and next-generation LTE and NGAN networks, a single price for calls to landline and cellphone numbers, quality of service, and the company’s customer-centric focus.

As part of a consolidated process of dialogue and partnership with the Associations, the event offered the chance to talk about the general economic climate and the company, highlight market trends and show what Telecom Italia is doing to respond to growing technological and competitive challenges.

In mobile telephony, Telecom Italia’s COO announced that starting from tomorrow new TIM “ULTRA Internet 4G” services go live in a further eight cities (Bari, Como, Perugia, Pisa, Prato, Treviso, Vicenza and Udine) and seven tourist destinations (Bormio, Canazei, Cavalese, Madonna di Campiglio, Selva di Val Gardena, Predazzo and Tesero). New LTE-technology equipped USB modems and tablets can now take advantage of TIM service download speeds of up to 100 Mbit/s and upload speeds of up to 50 Mbit/s in thirty municipalities, offering access to leading-edge services and multimedia content (such as HD video streaming) on the move.

Patuano commented: “The gradual rollout of TIM ‘ULTRA Internet 4G’ services to a growing number of Italian cities is thanks to major Telecom Italia investment in developing its LTE network across the nation:

€1.2 billion to purchase the 4G frequencies, plus approximately €500 million over three years for new radio stations. Our goal is for this technology to reach over 40% of the Italian population by the end of 2014, confirming our desire to build out increasingly modern infrastructure capable of offering our clients advanced services.”

The FTTCab (Fiber to the Cabinet) architecture fiber-optic network ultra-broadband development scheme continues to move ahead. After an initial December launch in Rome, Naples and Turin, Patuano says: “New Ultra Internet Fibra Ottica services at up to 30 Megabits will be going live in February in Bari, Bologna and Genoa. Telecom Italia has given a major impetus to development of its proprietary NGAN network. Infrastructure building work is underway in 31 Italian cities, a number set to rise to a hundred by the end of 2014, corresponding to coverage of around 6 million properties (25% of the population). We are proceeding at a rate of 200 cabinet activations per week, thanks to an investment plan worth around €600 million through 2014”.

Fiber laying is already at an advanced stage in the cities of Rome, Turin, Naples, Milan, Genoa, Bologna, Bari, Catania, Venice, Florence, Padua, Palermo, Verona, Ancona, Bergamo, Brescia, Como, Brindisi, Perugia, Reggio Emilia, Treviso, Udine, Monza, Forlì, Varese, Taranto, Pisa, Prato, Catanzaro, Vicenza and Pescara. “We are keen to make a tangible contribution to accelerating Italian growth and digitization,” says Patuano, “so we can achieve the Digital Agenda targets.”

Telecom Italia also gave details to the Consumer Associations about its new price simplification drive, through which, once again, the company is keen to offer its customers clearer and more transparent call pricing for calls from landlines. A single price comes into force from 1 April 2013 for all calls not just to Italian landlines but, most importantly, to mobile phones. Patuano says: “Telecom Italia is the first carrier in Europe to move on from the traditional distinction between fixed line and mobile calls. We are ushering in this important new development so our customers can enjoy greater freedom when using their home phone lines. Our experience in both mobile and landlines is that simplifying products and services makes for better-informed use and greater customer appreciation of the service.”

In detail, the new single rate for calls from landlines is five eurocents per minute, compared with 9.9 eurocents per minute for calls to cellphones, and 1.9 eurocents per minute to all Italian landlines (local and long-distance calls). The amount charged on answer is down a significant 37% to 5 eurocents per minute, compared with the current charge of 7.94 eurocents per minute.

Furthermore, customers who make more than three hours of calls per month to all domestic landline numbers are entitled to a 50% reduction on call costs.

The new basic rate is designed to offer customers' greater freedom with landline-to-mobile calls. With prices down by half, it is more economical to use the home phone to call mobile phones, now that they are so commonly in use. This revised approach to pricing, based on a single price band, enables customers to achieve savings on their phone bills depending on their call volumes and how they use their phone.

Concurrently, the basic Telecom Italia rental fee, which has remained unchanged since July 2011, is being brought into line with inflation over the period, and is therefore rising from €16.64 to €17.40 per month.

The line rental fee remains among the lowest in Europe. Line rental costs remain unchanged for customers entitled to preferential conditions and for “Social Card” cardholders.

During the talk with the Consumer Associations, the company highlighted its major commitment in recent years to improving quality of service, both through targeted work on platforms and management systems, and through staff training. Delivery and assurance indicators continued to register improvements in 2012: over 97% of service activation requests were completed within the customer-agreed deadline, and more than 92% of faults were remedied within the timescale stated in the General Subscription Terms and Conditions.

All of the prices indicated above are inclusive of VAT.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      January 15th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager